August 25, 2009
Mr. Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, NE
Washington, DC 20549-4561
Re:	Midwest Banc Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 11, 2009 Form 10-Q for Period Ended March 31, 2009 Filed May 11, 2009 File No. 001-13735
Dear Mr. Webb:
Midwest Banc Holdings, Inc. (“Midwest” or “the Company”) is pleased to provide the Securities and Exchange Commission (“SEC”) the attached responses to the comments provided in your letter dated August 5, 2009. For convenience, your comments have been incorporated into this letter in bold print and are immediately followed by our responses.
We understand and acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Jan R. Thiry, Senior Vice President and Chief Accounting Officer, at 708-498-2563, or me at 708-498-2085 if you require additional information or have any questions with respect to the information provided.

Sincerely,
/s/ JoAnn Sannasardo Lilek
JoAnn Sannasardo Lilek
Executive Vice President and Chief Financial Officer

Form 10-K for Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis
Critical Accounting Policies and Estimates, page 47
1. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please consider disclosing the following in your future filings AND provide us with your proposed future disclosure:
     Midwest Response
We acknowledge that your observations represent useful and relevant enhancements to our management discussion and analysis and will include disclosure in all future filings relevant to the information included in each of our responses to this comment as indicated below.
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
     Midwest Response
The Company operates in one operating segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, community banking, currently does not have a system to report internally its operating income below that level and does not provide such information to its CEO, the company’s chief operating decision maker. For this reason, the Company performs its goodwill impairment test as one reporting unit at the consolidated Company level.
•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
     Midwest Response
The methods for estimating the value of the Company under Step 1 of the goodwill impairment test included a weighted average of the discounted cash flow method, the guideline company method and the guideline transaction method. The discounted cash flow method computes the discounted value of both projected annual cash flows and an assumed terminal value. The guideline company and guideline transaction methods use publicly available information on selected peer banks and recent sales of controlling interests in comparable banks to estimate the fair value of the Company. This process allows us to determine an appropriate implied control premium which serves to adjust the Company’s market capitalization to an estimated fair value utilized in connection with our annual goodwill impairment evaluation.
In Step 2 of the test, the Company estimated the fair value of assets and liabilities in the same manner as if a purchase of the reporting unit was taking place from a market participant perspective, which includes estimating the fair value of other intangibles. The fair value estimation methodology selected for our most significant assets and liabilities was based on our observations and knowledge of methodologies typically and currently utilized by market participants, the structure and characteristics of the asset and liability in terms of cash flows and collateral, and the availability and reliability of significant inputs required for a selected methodology and comparative data to evaluate the outcomes. Specifically, we selected the income approach for loans, retail certificates of deposit, core deposit intangibles and the market approach for branch properties. The income approach was deemed appropriate for the assets and liabilities noted above due to the limited current comparable market transaction data available. The market approach was deemed appropriate for the branch properties due to the nature of the underlying real and personal property. The fair value of borrowings was estimated to be book value since borrowing rates approximated market rates at that time.
•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
     Midwest Response
In Step 1 we used the discounted cash flow method under the income approach weighted at 50%, the guideline public company method weighted at 30% and the guideline transaction method weighted at 20%. The weightings were determined by professional judgment based upon the relative strengths of each of the three methods as it relates to the quality and quantity of available and verifiable information.
In Step 2 we did not use multiple approaches to estimate the fair value of any given asset or liability category; therefore, no weightings were incorporated into our methodology in this step.
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
     Midwest Response
Material assumptions used in the fair value estimate include projected earnings, effective tax rates, market discount rates, terminal residual values, composition of market comparables and the weighting of computational method results in Step 1 testing. Changes in any of these assumptions can have a material effect on the impairment estimate. In particular, changes in projected earnings and market bank stock levels have a material effect on the Step 1 estimated fair values. As a financial institution, the fair value estimates in Step 2 are sensitive to changes in market interest rates, especially on the values of longer term assets and liabilities. Gross loans represented 68% of total assets as of September 30, 2008. A 1% change in estimated loan fair values would have created a $25 million or 14% change in the total fair value estimate of the Company as of the September 30, 2008 testing date. Core deposit intangible fair values increase with increases in market interest rates. The fair value of long term borrowings with fixed interest rates increases as market rates decline and decreases as market rates increase.
•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
     Midwest Response
Prior year assumptions and methodologies used for goodwill impairment testing relied upon the Company’s market capitalization adjusted for estimated control premiums. In the September 2007 annual test, the Company’s market capitalization was 22% larger than its book equity before factoring in an implied control premium. Due to the downward pressure on bank earnings and bank stock prices caused by the difficult economy, the 2008 annual goodwill impairment test was the first time Step 1 of our goodwill impairment test indicated a possible impairment; as a consequence Step 2 detailed testing was determined to be necessary.
Consistent with our policy, we will be conducting annual impairment testing for goodwill in the quarter ended September 30, 2009. We will include, in our September 30, 2009 Form 10-Q and future filings, appropriate disclosure and discussion with respect to any significant changes in methodologies employed to conduct our testing, the underlying assumptions and related rationale in the context of current facts and circumstances and the results and conclusions of that evaluation.
Analysis of Allowance for Loan Losses, page 67
2. We note your disclosure regarding the increase in non-performing loans. Given the significant increase during 2008 (approximately $23 million) and the quarter ended March 31, 2009 (approximately $19 million), please tell us and revise your future filings to provide the following additional information regarding these loans:
•	A tabular presentation of non-performing loans by loan category;

Note that the Company prefers to discuss troubled debt restructured loans separately from nonaccrual loans; both are considered elements of nonperforming loans. As a result, the Company’s schedules and analysis included in our filings generally address these types of loans separately. Troubled debt restructurings are included in and reported as part of nonperforming loans in the following table.
Nonperforming Loans by Category
     (in thousands)

	December 31,	March 31,	June 30,
	2008	2009	2009

Nonaccrual Loans

Commercial and industrial	3,559	16,152	13,038

CRE — Non-Owner Occupied	10,310	12,084	26,836
CRE — Owner Occupied	14,244	19,121	17,611
Construction	20,726	21,261	24,444
Vacant Land	6,550	5,035	5,456

Total Commercial and Commercial Real Estate	55,389	73,653	87,385

Other Consumer	5,315	4,946	5,584
Home Equity	400	1,732	2,055

Total Consumer	5,715	6,678	7,639

Total Nonaccrual Loans	61,104	80,332	95,023

Troubled Debt Restructured Loans (CRE — Non-Owner Occupied)	11,006	11,006	11,006

Total Nonperforming Loans	72,110	91,338	106,030

This information will be disclosed in future filings.
•	Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both; and
     Midwest Response
2008 — The three largest relationships added to nonaccrual status in 2008 and outstanding at December 31, 2008, included a relationship including $13.5 million in loans secured by residential condominiums to a developer, a relationship with $9.0 million in loans secured by commercial property, vacant land and a single family residence to a real estate investor, and $2.5 million in loans secured by retail and office properties to real estate developers.
The Company also had $11.0 million in troubled-debt restructuring loans to a real estate developer that were secured by retail and office buildings as of December 31, 2008 and none as of December 31, 2007.
March 2009 — Commercial and industrial loans experienced the most duress in the first quarter of 2009 with nonaccrual commercial loans increasing by $12.6 million, mostly due to the following three relationships:
•	a $6.5 million loan relationship secured by business assets and retail and office buildings to a company that markets to real estate agents and brokers;

•	a $4.0 million loan relationship secured by retail and office properties to a banker; and

•	a $2.8 million ($0.6 million commercial and industrial and $2.2 million commercial real estate) loan relationship with a full-service tradeshow display company secured by business assets where the recent death of the principal caused a disruption in its business operations. This borrower is currently operating under a forbearance agreement.
June 2009 — Nonaccrual commercial and industrial loans increased by $9.5 million from December 31, 2008 to June 30, 2009, mostly due to the following three relationships:
•	a $6.2 million loan relationship secured by business assets and retail and office buildings to a company that markets to real estate agents and brokers;

•	a $2.8 million ($0.6 million commercial and industrial and $2.2 million commercial real estate) loan relationship with a full-service tradeshow display company secured by business assets where the recent death of the principal caused a disruption in its business operations. This borrower is currently operating under a forbearance agreement; and

•	a $0.8 million loan relationship secured by retail and office properties to a banker.
          Nonaccrual commercial real estate loans increased by $19.9 million from December 31, 2008 to June 30, 2009, due in large part to the following three relationships:
•	a $4.9 million loan relationship to a residential homebuilder originated in 2003 for a commercial property in a western suburb of Chicago which has been stalled due to on-going litigation with the local municipality. Our total credit exposure to this customer is $8.6 million;

•	a $4.1 million loan relationship secured by three single family residences with a contractor for the development of those properties in northern suburbs of Chicago which have been slow to sell; and

•	a $2.4 million ($1.5 million commercial real estate and $0.9 million vacant land) loan relationship secured by single and multi family residences and vacant land impacted by local economic conditions.
This type of information will be disclosed in future filings.
•	If a few large credit relationships make up the majority of your non-accrual loans, discuss those relationships in detail, including:
•	General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.)

•	The type of collateral securing the loan;

•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationship; and

•	Provide additional information supporting the allowance for loan loss for each credit.
Provide us with this information as of December 31, 2008, March 31, 2009 and June 30, 2009.
     Midwest Response
In connection with preparing our response the Company will summarize all nonaccrual loan relationships with quarter end outstanding balances over $3.0 million. For purposes of providing enhanced information in future filings, the Company will utilize that same threshold to give our readers an understanding of the relative sizes of our largest nonaccrual relationships and disclose their proportion to our total nonaccrual loan balance as follows:

December 31, 2008 — Nonaccrual loan relationships with over $3.0 million in outstanding balances representing $28.6 million or 47% of total nonaccrual loan balances as of December 31, 2008 were as follows:
•	a $13.5 million loan relationship secured by residential condominiums to a developer. This balance represents our total exposure to this customer. Based upon estimated collateral values, the Company has $0.9 million in the specific loan loss reserve for these loans as of December 31, 2008;

•	a $9.0 million loan relationship secured by commercial property, vacant land and a single family residence to a real estate investor. The Company has an additional $1.9 million in available credit to this customer and has $1.4 million in the specific loan loss reserve for these loans as of December 31, 2008, based upon estimated collateral values; and

•	a $6.1 million loan relationship secured by a single family residence to a building contractor also described as the Large Problem Credit in previous disclosures. The Company has an additional $1.6 million in credit exposure to this customer and has $0.3 million in the specific loan loss reserve for these loans as of December 31, 2008, based upon estimated collateral values.
March 31, 2009 — Nonaccrual loan relationships with over $3.0 million in outstanding balances representing $32.1 million or 40% of total nonaccrual loan balances as of March 31, 2009 were as follows:
•	a $13.5 million loan relationship secured by residential condominiums to a developer. This balance represents our total exposure to this customer. As of March 31, 2009, the Company has $0.9 million in the specific loan loss reserve for these loans, based upon estimated collateral values;

•	a $6.5 million loan relationship secured by business assets and retail and office buildings to a company that markets to real estate agents and brokers. These nonaccrual loans represent our total credit exposure to this customer. The Company has a $2.9 million specific loan loss reserve for these loans as of March 31, 2009, based upon estimated collateral values;

•	a $4.3 million loan relationship secured by vacant land to a real estate investor. The Company has an additional $1.5 million in available credit to this customer and has $1.0 million in the specific loan loss reserve as of March 31, 2009 for these loans, based upon estimated collateral values.

•	a $4.0 million commercial and industrial loan relationship secured by retail and office properties to a banker. This balance represents our total exposure to this customer. The Company has $3.1 million in specific loan loss reserves for these loans as of March 31, 2009, based upon estimated collateral values; and

•	a $3.8 million loan relationship secured by a single family residence to a building contractor also known as the Large Problem Credit. The Company has an additional $1.6 million in credit exposure to this customer. As of March 31, 2009, the Company has $0.8 million in specific loan loss reserves for these loans, based upon estimated collateral values.
June 30, 2009 — Nonaccrual loan relationships with over $3.0 million in outstanding balances representing $35.7 million or 38% of total nonaccrual loan balances as of June 30, 2009 were as follows:
•	a $13.5 million loan relationship secured by residential condominiums to a developer. This balance represents our total exposure to this customer. As of June 30, 2009, the Company has $0.9 million in the specific loan loss reserve for these loans, based upon estimated collateral values

•	a $6.2 million loan relationship secured by business assets and retail and office buildings to a company that markets to real estate agents and brokers. These nonaccrual loans represent our total exposure to this customer. The Company has a $3.3 million specific loan loss reserve for these loans as of June 30, 2009, based upon estimated collateral values;

•	a $4.9 million loan relationship secured by retail and office buildings to a residential homebuilder. Our total exposure to this customer is $8.6 million. The Company has a $0.3 million specific loan loss reserve for these loans as of June 30, 2009, based upon estimated collateral values.

•	a $4.1 million loan relationship secured by three single family residences with a contractor for the development of those properties in northern suburbs of Chicago which have been slow to sell. This balance represents our total exposure to this customer. The Company has $0.9 million in the specific loan loss reserve for these loans as of June 30, 2009, based upon estimated collateral values;

•	a $3.8 million loan relationship secured by a single family residence to a building contractor also known as the Large Problem Credit. The Company has an additional $1.0 million in credit exposure to this customer. The Company has $0.8 million in the specific loan loss reserve as of June 30, 2009 for these loans, based upon estimated collateral values; and

•	a $3.2 million loan relationship secured by commercial property, vacant land, and a single family residence to a real estate investor. The Company has an additional $1.3 million in credit exposure to this customer. As of June 30, 2009, the Company has $0.5 million in the specific loan loss reserve for these loans, based upon estimated collateral values.

The Company had $11.0 million in troubled-debt restructuring loans to a real estate developer that were secured by retail and office buildings as of June 30, 2009 and December 31, 2008. No additional commitments were outstanding to this customer as of June 30, 2009. No specific allowance was allocated to them at June 30, 2009.
As indicated above, this type of information will be disclosed in future filings.
Item 13. Certain Relationships and Related Transactions . . . page 84
3. Please provide the information required by Item 404(b) of Regulation S-K regarding the review, approval or ratification of transactions with related persons.
     Midwest Response
In accordance with Regulation S-K Item 404(b), the following disclosure was included in both of our preliminary proxies filed with the SEC on August 3, 2009 (beginning on pages 156 and 175 of those filings) and will be included (with any necessary updates) in all future proxy filings.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The board of directors has adopted a policy concerning the approval of related party transactions — transactions between the Company and its subsidiaries and our related parties, our directors, officers or principal stockholders, and their respective family members and businesses they control. Except as noted below, any related party transaction may be consummated or may continue only if:
•	the corporate governance and nominating committee shall approve or ratify such transaction in accordance with the guidelines set forth in the policy; or

•	the transaction is approved or ratified by a majority of the disinterested, independent members of our board (the “independent directors”); or

•	the transaction involves compensation approved by our compensation committee or the board of directors.
All related party transactions where the amount involved is less than $100,000 may be approved by our chief executive officer and if so approved shall be presented for ratification to the committee or a majority of the independent directors.
All loans to a related party shall be approved by the board of directors of the Bank as required by Regulation O of the Board of Governors of the Federal Reserve System and by a majority of the independent directors. Any loan to a related party: (i) must be made in the ordinary course of business; (ii) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to us; and (iii) must not involve more than the normal risk of collectability or present other unfavorable features.

All related party transactions approved by our chief executive officer must be submitted for ratification by the committee or a majority of the independent directors. All other related party transactions (except loans approved as discussed above) shall be submitted for approval to the committee or a majority of the independent directors. After such approval, management must update the committee and the full board of directors as to any material change to those proposed transactions.
All related party transactions are to be disclosed in our applicable filings as required by the Securities Act of 1933 and the Securities Exchange Act of 1934, the Exchange Act, and related rules. Furthermore, all related party transactions shall be disclosed to the audit committee and to the full board of directors.
Note 9 — Goodwill and Core Deposit Intangibles, page F-23
4. We note your disclosures regarding the $80 million goodwill impairment charge recorded during the year ended December 31, 2008. Please provide us with additional details regarding the impairment test performed and update us on any additional testing performed during the first and second quarters of 2009. Please address the following:
     Midwest Response
     Under SFAS No. 142, a goodwill impairment test could be triggered between annual testing dates if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying amount. It was determined no triggering events as described in SFAS 142 occurred during the first or second quarters of 2009.
     Following is a summary of the major factors evaluated and reasoning associated with making those determinations:
•	Profitability due to credit quality declines and banking stock levels continue to be negatively effected by severe economic conditions. We concluded this is a general economic trend and the Company appears to be experiencing credit quality, profitability and stock pricing pressure similar to its peers. The Company lost $76.5 million for the quarter ended June 30, 2009 and $10.3 million for the quarter ended March 31, 2009. The loss for the June quarter was mostly due to one-time items (a deferred tax asset allowance and Bank Owned Life Insurance redemption taxes) and not indicative of general Company profitability trends or prospects. On the positive side, pre-tax, pre-provision income, a non-GAAP measure currently being tracked closely in banking, was $2.1 million, $2.7 million and $3.2 million for the quarters ended December 2008, March 2009 and June 2009, respectively. The Company is aggressively cutting expenses in response to revenue pressure;

•	The Company has not observed any trends that would indicate a material loss of customers, deposits or loans. Loans grew $81 million in the 1st quarter of 2009. Further, the loan portfolio reduction of $32 million in the second quarter was planned and reflected $11 million in loan participations sold and $9.7 million of loans charged-off. Deposits were up $131 million in the 1st quarter of 2009 as the direct result of a successful CD campaign and decreased $5 million in the June quarter due to a $31 million decrease in brokered CDs;

•	Changes to senior management and the Company’s board of directors have been mostly Company initiated and generally part of an on-going process to recruit the human capital to assist the Company through the current difficult economic environment and back to profitability. A new CEO was appointed in May 2009;

•	Investment portfolio yields have generally been in line with our peers, declining along with most outside interest rates. The Company also experienced a planned decline in portfolio yield in late May and June of 2009 due to repositioning its portfolio into less risky, shorter term and lower yielding securities executed as part of our announced capital plan;

•	MBHI’s stock price has declined from $1.40 as of December 31, 2008, tracking down with its peers (a Chicago peer group and the SNL Bank index) to $1.01 as of March 31, 2009, traded higher in April, tracked with our peers in May and most of June. Because of the correlation of MBHI stock price movements with our Chicago peer Group and the SNL Bank Index, the Company believes its stock price movements since December 31, 2008 have generally reflected overall banking industry pressures and trends as opposed to events specific to it;

However, and notably, MBHI’s share price dropped in late June ending at $.75 on June 30, 2009. MBHI was dropped from the Russell 3000 small cap index on June 29, 2009 triggering unprecedented sales volume (by historical levels) by certain index funds. During our 2009 2nd quarter consideration of triggering events, in consultation with our investment bankers, we reasoned that this drop in share price was attributable solely to these small cap index funds’ technical requirement to re-balance their portfolios and not related to any new financial information or announced operational changes with respect to the Company. As a result, we concluded it was reasonable to expect the Company’s share price to recover to levels experienced prior to this event and that, under the facts and circumstances, the drop in market capitalization from the prior quarter was not indicative of a triggering event; and

•	Given the judgmental nature of determining when and if a triggering event has occurred, the Company also performed a reasonableness test with respect to the estimated fair values of our significant assets and liabilities to evaluate the likelihood for material goodwill impairment. The most significant observation derived from our analysis was that, given the continuing deterioration in the credit quality of bank loan portfolios, in general, and the continuing loan losses experienced by MBHI, in particular, the market discount rate for the lending portfolio assumed in our prior annual evaluation (3.2%) could reasonably be expected to be higher. While we did not benchmark current discount rates to independent sources, our analysis (which assumed the same control premium as that used in our last annual impairment evaluation), indicated that an increase of 80bps in the assumed discount rate (to 4%) for our current loan portfolio could potentially eliminate a potential goodwill impairment implied by our lower capitalization. Based on our knowledge and observations of the credit and secondary markets we concluded that it was reasonable to assume the market discount on lending portfolios similar to ours had increased by at least 80bps since our last evaluation performed as of September 30, 2008.

•	Provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;
     Midwest Response
As previously indicated, the Company operates in one operating segment, community banking, currently does not have a system to report internally its operating income below that level and does not provide such information to its CEO, the Company’s chief operating decision maker. For this reason, the Company performs its impairment test as one reporting unit at the consolidated Company level.

September 30, 2008
Indicated Values

Goodwill — Pre-Impairment	158.9 million

Book equity — Pre Impairment	287.2 million
Recorded — Goodwill impairment	(80.0) million
Unrecorded — Net other fair value adjustments	(31.1) million
Fair value Estimate	176.1 million
•	Identify each unit that was tested for impairment and discuss the specific technique used to determine unit fair value;
     Midwest Response
The methods for estimating the value of the Company under Step 1 of the test included a weighted average of the: discounted cash flow method (income approach), the guideline company method and the guideline transaction method (market approaches). The discounted cash flow method computes the discounted value of both projected annual cash flows and an assumed terminal value. The guideline company and guideline transaction methods use publicly available information on selected peer banks and recent sales of controlling interests in comparable banks to estimate the fair value of the Company
In September 2008 for the first time, in connection with our annual goodwill impairment evaluation, the estimated fair value of the Company was determined to be below the book value of equity; therefore, Step 2 was completed to measure the amount of impairment, if any.
In Step 2 of the goodwill impairment test, the Company estimated the fair value of assets and liabilities in the same manner as if a purchase of the reporting unit was taking place from a market participant perspective, which includes estimating the fair value of other intangibles. The fair value estimation methodology was based on the income approach for loans, retail certificates of deposit and core deposit intangibles and the market approach for branch properties. The estimated the fair value of loans was $80.6 million below book value and the core deposit intangible was $35.4 million above book value. Estimated fair values for our branch facilities was $18 million above book value. The fair value of borrowings was estimated to be book value since borrowing rates approximated market rates at that time.
•	Your disclosure indicates that the various valuation techniques were weighted to arrive at the estimated fair value. Please tell us specifically how this was done for each reporting unit. Also, if significant changes (greater than 10%) resulted between the methodologies used for each reporting unit, discuss any procedures performed to evaluate why the methodologies resulted in significant variances in fair value;
     Midwest Response
In Step 1 the discounted cash flow method was weighted at 50%, the guideline company method was weighted at 30% and the guideline transaction method was weighted at 20%. The weightings were determined by professional judgment based upon the relative strengths of each of the three methods as it relates to the quality and quantity of available and verifiable information. The fair value estimates under the guideline company and guideline transaction methods were within 4% of each other. The fair value estimate under the discounted cash flow method was approximately 30% different than the average of the two guideline methods. The guideline methods rely on historical data and past historical activity in the open market compared to the discounted cash flow method which is specific to the Company and is dependent on internal projections of future cash flows.
There can be numerous causes for differences between the resulting fair values between these methodologies. The Company projections may be conservative or aggressive and therefore not compare to profitability assumed by the markets in pricing transactions or peer stocks. The discounted cash flow fair value estimate was weighted higher than the other two methods because it was assumed to be a more reliable estimate since it was based upon internally prepared cash flow projections.
In Step 2 the Company did not use multiple approaches to estimate the fair value of any individual asset or liability; therefore, no weightings were incorporated into our methodology in that step.
•	Identify specifically which reporting units, if any, required the second step of impairment testing. Tell us the results of such testing, and include a discussion of the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified;
     Midwest Response
In Step 2 of the test, the Company estimated the fair value of assets and liabilities in the same manner as if a purchase of the reporting unit was taking place from a market participant perspective, which includes estimating the fair value of other intangibles. We utilized the income approach for loans, retail certificates of deposit and core deposit intangibles, and the market approach for branch properties. The fair value of borrowings was estimated to be book value since borrowing rates approximated market rates at that time.
Gross loan balances were $2.5 billion or 68% of Company assets as of September 30, 2008. The estimated fair value of loans computed using a discounted cash flow approach was $80.6 million or 3.2% below book value. In computing this estimated fair value, a 200 basis point adjustment was added to the normal discount rates used to compute the present value of fixed rate loans based upon lack of liquidity in the market and a 15 percent discount was applied to nonaccrual loans based upon recent Company charge-off experience.
The core deposit intangible asset fair value was estimated by computing the expected future cost savings from holding low cost deposits and resulted in a fair value estimate $35.4 million above book value. Estimated fair value for our branch facilities was $18 million above book value based upon recent appraisals.
•	For those reporting units that required second step testing (as noted above), tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units. If so, please tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained; and

     Midwest Response
Our annual review for impairment as of September 30, 2008 was conducted with the assistance of a nationally recognized third party valuation specialist, which issued a full narrative report with fair value estimates to the Company. Management provided necessary information to this third party, reconciled the underlying data in the valuation report to the information provided, reviewed the methodologies and assumptions used and agreed with the report conclusions. Management determined the impairment fell within a range of values +/- 5% of the third party study value and recorded an impairment charge of $80 million as of September 30, 2008.
•	Tell us whether management performed any “reasonableness” test or validation procedures on the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.
     Midwest Response
Management worked closely with the third party valuation specialist throughout the valuation process. Management provided necessary information to this third party and reviewed the methodologies and assumptions used. A reconciliation was performed of the fair value estimate of our single reporting unit to the Company’s publicly traded market capitalization, which was computed using the thirty day average closing prices of its common and preferred stocks through the valuation date. The implied control premium derived by comparing the Company’s market capitalization to the Step 1 fair value estimate was determined to be within a reasonable range of actual control premiums observed in recently completed transactions in an industry peer group. The results of this reconciliation supported the reasonableness of the fair value estimate used in the goodwill impairment test.
Note 15 — Preferred Stock and Warrant, page F-27
5. Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:
•	How you determined the fair value of the preferred stock and the common stock warrants;
     Midwest Response
     For financial reporting purposes, the proceeds of $84.8 million were allocated between the preferred stock and the warrant based on their relative fair values. A nationally recognized independent valuation specialist was used to assist in the valuation of the Preferred Series T Stock and the related warrant.

This information will be disclosed in future filings.
•	The market rate (discount rate) used when deriving the fair value of the preferred stock;
     Midwest Response
     A discounted cash flow analysis was used to compute the fair value of the Series T Preferred Stock. Major inputs and assumptions used included a 5% cash dividend rate over a 5 year life (assuming it would be paid off before the dividend yield increased to 9%) and a discount rate averaging around 10% based upon an estimated yield curve for a BB rated bank.
This information will be disclosed in future filings.
•	The methodology and assumptions used to calculate the fair value of the common stock warrants; and
     Midwest Response
     The warrant was valued using a Cox-Ross-Rubinstein Binomial Option Pricing Model using the following assumptions and inputs: beginning stock price equal to the December 5, 2008 close price of $2.26, exercise price of $2.97, a 10 year life (assumes maximum contractual term), stock price volatility at 53% equal to the past 10 years average, a stock dividend yield of 1.66% and a 3.35% risk free rate of return equal to the yield on a 10 year treasury strip that remains constant over the life of the warrant.
This information will be disclosed in future filings.
•	The method used to amortize the discount on the preferred stock.
     The discount on the Series T Preferred Stock using the level yield method is being accreted directly to retained earnings over the five year expected term.
This information will be disclosed in future filings.
Form 10-Q for Period Ended March 31, 2009
Item 4 — Controls and Procedures, page 45.
6. You disclose that your “disclosure controls and procedures were effective as of March 31, 2009 to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Rule 13a-15(e) under the Exchange Act requires that you conclude whether your disclosure controls and procedures are effective to ensure that the information required to be disclosed “is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and are also designed to ensure that the “information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of March 31, 2009 and confirm that you will conform your disclosure in future filings.
     Midwest Response
The Company confirms that its disclosure controls and procedures met all of the requirements of Rule 13a-15(e) under the Exchange Act. Our disclosures in this regard were revised to conform to these requirements beginning with the June 30, 2009 Form10-Q, filed on August 10, 2009.